ACME ELECTRIC CORPORATION
NEWS RELEASE
ANNOUNCES AN AGREEMENT TO SELL ITS AEROSPACE DIVISION


FOR IMMEDIATE RELEASE


                     ACME ELECTRIC ANNOUNCES AGREEMENT
TO SELL ITS AEROSPACE DIVISION



     EAST AURORA, N.Y., November 4, 1996 -- Acme Electric Corporation (NYSE:
ACE) today announced that it has entered into an agreement to sell the assets of its Aerospace Division for approximately $6 million to Ultra Force Battery Company, Inc., a newly formed subsidiary of B.A.T. International, Inc. The agreement also provides for the license of Acme's battery-related technologies for the electric vehicle and other commercial markets. Subject to the satisfaction of certain contingencies, the closing is expected to occur within 90 days.
     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C. and Tempe, Ariz.

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